Exhibit 99.1

Akari Therapeutics Presents Results from the CASCADE and CORONET Studies in COVID-19 at the American Thoracic Society (ATS) 2022 Annual Meeting

NEW YORK and LONDON, May 19, 2022 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases, presented results from the CASCADE and CORONET studies in patients with COVID-19 pneumonia at the American Thoracic Society (ATS) 2022 Annual Meeting.

CASCADE, an observational study in a single United Kingdom hospital, explored relationships between circulating biomarkers and risk stratification categories in subsets of COVID-19 pneumonia patients. Patients were clinically stratified as mild, moderate or severe according to degree of respiratory failure on admission and compared to matched healthy controls. Several biomarkers of inflammation, including complement, were elevated across all patient groups compared to healthy controls with complement C5a higher in severe patients compared to moderate patients.

The CORONET study evaluated compassionate use of investigational nomacopan in the treatment of hospitalized COVID-19 pneumonia patients at two centers in the United States. As seen in CASCADE and other studies, the innate immune system plays a potentially important role in driving the pathology of COVID-19 pneumonia. Nomacopan inhibits complement C5a and leukotriene B4 (LTB4). Seven patients were treated with a 45mg subcutaneous dose of nomacopan twice (every 12 hours) on the first day. Subsequently, patients were administered 45mg of subcutaneous nomacopan once daily for 12 days. Prophylactic antibiotics were co-administered with nomacopan. Six patients who received the full course of treatment with nomacopan in the CORONET study survived and were discharged from the hospital. One patient who experienced a delay in the initiation of treatment died. No treatment-related adverse effects were observed.

The posters are available at http://investor.akaritx.com/news-and-events/presentations.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of C5 complement activation and leukotriene B4 (LTB4) activity. The Akari pipeline includes two late-stage programs for bullous pemphigoid (BP) and thrombotic microangiopathy (TMA), as well as earlier stage research and development programs in eye and lung diseases with significant unmet need. For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward- looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:
Peter Vozzo
ICR Westwicke
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:
Sukaina Virji/ Maya Bennison
Consilium Strategic Communications
Akari@consilium-comms.com